Free Writing Prospectus

(To the Preliminary Prospectus dated January 10, 2019)

Filed pursuant to Rule 433

Registration No. 333-229180

January 10, 2019

Press Release

Bitwise Files For New Bitcoin ETF

BITWISE ASSET MANAGEMENT

JANUARY 10 2019

Firm believes it can provide the SEC with the type of information and data the agency has indicated it needs to fully evaluate bitcoin ETFs.

SAN FRANCISCO, JANUARY 10, 2019 -- Bitwise Asset Management, a leading provider of cryptoasset index and beta funds, announced today that it has filed an initial registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) relating to a new proposed physically held bitcoin exchange-traded fund (ETF).

The proposed Bitwise Bitcoin ETF would track the Bitwise Bitcoin Total Return Index, seeking to capture the full value of an investment in bitcoin, inclusive of meaningful hard forks. The index is produced by Bitwise Index Services, LLC.

The proposed ETF differs from previously filed proposed bitcoin ETFs in that it will rely on regulated third party custodians to hold its physical bitcoin, and in that the index draws prices from a large number of cryptocurrency exchanges, representing the majority of currently verifiable bitcoin trading.

The proposed listing exchange, NYSE Arca., Inc. (NYSE), will file an application to list shares of the Bitwise Bitcoin ETF under a ticker symbol that will be determined at a later date. Bitwise expects the NYSE to file a so-called “Rule 19b-4” request with the SEC in the coming days requesting necessary NYSE rule changes in order to allow its application to be approved and the ETF to list once the registration statement is declared effective by the SEC.

“While there can be no assurance that the 19b-4 application will be granted or the SEC will review and ultimately accelerate the registration statement, we are optimistic that 2019 should be the year that a bitcoin ETF launches,” said John Hyland, Global Head of Exchange-Traded Funds for Bitwise.

“The SEC has asked thoughtful and relevant questions about the quality of the crypto trading ecosystem, the reliability of crypto pricing, the strength of the arbitrage function in crypto and the robustness of crypto custody,” said Matt Hougan, Global Head of Research, who oversees Bitwise’s indexing efforts. “We have spent the past year researching these questions and look forward to discussing those findings with the SEC staff in connection with the filing and listing application.”

“We believe the crypto trading ecosystem has evolved in significant ways in the past year,” further stated Mr. Hyland. “Having a regulated bank or trust company hold physical assets of a fund has been the standard under U.S. fund regulation for the last 80 years, and we believe that is now possible with bitcoin.”

The Bitwise organization and Bitwise Investment Advisers, LLC, which will act as sponsor of the proposed ETF, combines decades of expertise in ETFs with the experience of having managed private funds in the bitcoin space for over a year. In developing and operating these private funds, Bitwise has addressed the issues of custody, trading, pricing, liquidity, and reporting, each of which the SEC has discussed in recently published guidance stemming from regulatory proceedings. The firm launched the first cryptoasset index fund, the Bitwise 10 Private Index Fund, in 2017, and today offers five private funds focused on the crypto space to institutions, family offices, financial advisors and high-net worth individuals in the U.S. and abroad.

Bitwise’s ETF efforts are spearheaded by Hyland who has extensive background in the ETF space. Hyland was the Chief Investment Officer of United States Commodity Funds, where he led efforts to launch the world’s first crude oil ETF (the United States Oil Fund (USO)), the world’s first natural gas ETF (the United States Natural Gas ETF (UNG)), and groundbreaking commodity index funds, among other products.

Bitwise’s indexing efforts are led by Matt Hougan, Global Head of Research. Hougan is a three-time member of the Barron’s ETF Roundtable and co-author of the CFA Institute’s monograph on ETFs. He is also Chairman of Inside ETFs, creator of the world’s largest ETF conference. He was previously the CEO of ETF.com, where he helped create the world’s first institutionally oriented ETF classification and ratings system.

Important Disclosures About Bitwise

Bitwise Asset Management is a leading provider of index and beta funds for the cryptoasset space. For more information, visit www.bitwiseinvestments.com.

Bitwise Index Services, LLC is a subsidiary of Bitwise Asset Management. Bitwise Index Services develops cryptocurrency indexes and conducts research in the area of cryptocurrency investing.

Bitwise Investment Advisors, LLC, a subsidiary of Bitwise Asset Management, sponsors U.S. and non-U.S. private funds that invest in cryptocurrencies.

Important Disclosures About the Bitwise Bitcoin ETF Registration Statement and Offering

The Bitwise Bitcoin ETF Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Important Disclosures Regarding the Bitwise Privately-Offered Funds

This release (this “Release”) is being furnished for informational purposes only. Shares or interests in certain funds managed by Bitwise Asset Management, Inc. and its affiliates, including the Bitwise 10 Private Index Fund, may only be offered to certain United States accredited investors as defined in Rule 501 of Regulation D promulgated under the U.S. Securities Act of 1933 and to certain non-United States persons pursuant to Regulation S promulgated under the Securities Act of 1933. This Release is neither an offer to sell nor a solicitation for an offer to buy shares or interests in any fund. Any offer to sell or solicitation of an offer to buy shares or interests in any fund will be made solely through definitive offering documents, identified as such, in respect of the fund in compliance with the terms of applicable securities and other laws. Such definitive offering documents, if any, will describe risks related to an investment in such funds (including loss of the entire investment) and will qualify in their entirety the information set forth in this Release.

For More Information

www.bitwiseinvestments.com

Media

Hewes Communications, Inc.

Tucker Hewes

212.207.9451

tucker@hewescomm.com

Source

Bitwise Asset Management

Related Links

http://www.bitwiseinvestments.com